UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Baron ETF Trust

Address of Principal Business Office:

BAMCO, Inc.

767 Fifth Avenue, 49th Floor

New York, NY 10153

Telephone Number (including area code): (212) 583-2000

Name and Address of Agent for Service of Process:

Kristine Treglia, Chief Legal Officer

c/o Baron ETF Trust

767 Fifth Avenue, 49th Floor

New York, NY 10153

With Copies to:

Allison M. Fumai

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 18th day of August, 2025.

Baron ETF Trust

By:	/s/ Ronald Baron
Ronald Baron
Chief Executive Officer

Attest:	/s/ Kristine Treglia
Kristine Treglia
Vice President, Chief Legal Officer and Secretary